EXHIBIT A(13)(o)

PRUCO LIFE INSURANCE COMPANY


|  Insured                                  |  Rider for Policy No.
|                                           |
|_____________________________________      |___________________________________


LEVEL TERM INSURANCE BENEFIT ON DEPENDENT CHILDREN

Benefit.--We will pay $___________________ under this Benefit if we receive due proof that a dependent child died (1) on or after ___________________; (2) before the term insurance provided by the Benefit on his or her life ends; and
(3) while this contract is in force with no premium in default past its days of grace. But our payment is subject to all the provisions of the Benefit and of the rest of this contract.

The phrase dependent child means the Insured's child, stepchild or legally adopted child who (1) has reached the 15th day of life; and (2) has not reached the first contract anniversary after his or her 25th birthday; and either (3) is named in the request for this rider, which is attached to and made a part of this contract; and on the date of the request has not reached his or her 18th birthday; or (4) is acquired by the Insured after the date of the request but before the child's 18th birthday.

The insurance on each dependent child's life will end on the earlier of: (1) the day before the first contract anniversary after the child's 25th birthday; and
(2) the day before the first contract anniversary after the Insured's 65th birthday.

Benefit Premiums.--We grant this Benefit in consideration of: (1) payment now of an extra premium of $________________ and (2) payment on and after ___________________ of an extra ________________ premium of $________________.
This latter amount will be added to, due at the same time as, and subject to the same conditions of payment and adjustment as the contract premiums due on and after that date.

Neither this Benefit nor the extra premium charged for it will change any loan or contract value which may be in this contract. But if the contract has a benefit for waiving premiums in the event of disability, that benefit will apply to the extra premium charged for this Benefit.

The premiums for this Benefit will stop on the earlier of the date of the Insured's death and the first contract anniversary after the Insured's 65th birthday.

                                PAID-UP INSURANCE

Paid-up Insurance on Dependent Children.--The Insured might die while this contract is in force with no premium in default past its days of grace. In this case, any term insurance provided by this Benefit on a dependent child's life will become paid-up term insurance. While this paid-up insurance is in effect, the contract will remain in force. The paid-up insurance will have cash values but no loan value.

If this Benefit becomes paid-up, it may be surrendered for its net cash value. This will be the net value on the date of surrender of the paid-up insurance. But, within 30 days after a contract anniversary, the net cash value will not be less than it was on that anniversary. To compute this net cash value, we use the Commissioners 1980 Standard Ordinary Mortality Table. We use continuous functions based on age last birthday. We use an effective interest rate of 4% a year.

We will usually pay any cash value promptly. But we have the right to postpone paying it for up to six months. If we do so for more than 30 days, we will pay interest at the rate of 3% a year. If we are asked for the values which apply, we will furnish them.

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                  CONVERSION OF INSURANCE ON DEPENDENT CHILDREN


Right to Convert.--If the insurance on a dependent child ends as we state in the last paragraph under Benefit above, that child may be able to obtain a new contract of life insurance on his or her life, in either this company or The Prudential Insurance Company of America. In any of these paragraphs, when we use the phrase the company we mean whichever of these companies may issue the new contract. It will not be necessary to prove that the child is insurable.

Conditions.--The right to obtain a new contract is subject to all these conditions: (1) The insurance on the child must end while this contract is in force with no premium in default past its days of grace. (2) The amount of the new contract must meet the minimum as we describe under Contract Specifications.
(3) We must have a written application for the new contract at our Service Office no later than the date the insurance on the child ends.

The new contract will not take effect unless the premium for it is paid while the child is living and within 31 days after its contract date. If the premium is paid as we state, it will be deemed that the insurance under the new contract took effect on its contract date.

Contract Date.--The date of the new contract will be the day after the date the insurance on the dependent child ends.

Contract Specifications.--The new contract will be in the standard rating class. The company will set the issue age and the premiums for the new contract in accord with its regular rules in use on the date of the new contract.

The new contract may call for annual premiums. If the company agrees, the owner of the new contract will be able to have premiums fall due more often.

The contract may be either one of the following:

1. A contract like the one to which this Benefit is attached. Its face amount will be the amount asked for in the application. But it cannot be less than $25,000 or more than five times the amount of insurance on the child's life under the Benefit.

2. A Life Paid Up at Age 85 plan (Life Paid Up at Age 65 plan if the issue age for the new contract is less than 15 years). In this case the new contract will be issued by The Prudential Insurance Company of America. Its face amount will be the amount asked for in the application. But it cannot be less than $5,000 or more than five times the amount of insurance on the child's life under this Benefit.

The new contract will not have Supplementary Benefits other than as we describe in this and in the next paragraph. If the company would include in other contracts like the new contract a benefit for waiving premiums in the event of disability, here is what the company will do. Even though this contract does not have that benefit on the life of that child, the company will put it in the new contract on his or her life. The benefit, if any, in the new contract will be the same one, with the same provisions, that the company puts in other contracts like it on its contract date. In this paragraph, when we use the phrase other contracts like it, we mean contracts the company would regularly issue on the same plan and for the same rating class, amount, issue age and sex.

No premium will be waived under the new contract unless the disability started on or after its contract date. And no premium will be waived under a new contract unless it has a benefit for waiving premiums in the event of disability. This will be so even if premiums have been waived under this contract.

Changes.--If the insurance on a dependent child ends as we state in the last paragraph under Benefit above, that child may be able to obtain a new contract of life insurance other than in accord with the requirements we state in this form. But this kind of change may be made only if the company consents and will be subject to conditions and charges that are then determined.

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